
SEC MAIL PROCESSING SECTION
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MAR 0 8 2007
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SECURITIES A[ND EXCHANGE COMMISSIO]N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Belmont Asset Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd, Ste 550
(No. and Street)

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Boswell 214-559-9740
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Galleria Tower 13355 Noel Road 8th Flr Dallas Texas 75240
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Mike Boswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Asset Management, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Vice President, CFO

Title



Notary Public



NOTARY PUBLIC
STATE OF TEXAS
JANE E. HENDERSON
Notary Public, State of Texas
My Commission Expires 10-31-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Belmont Asset Management, Inc.


Financial Report
December 31, 2006

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Belmont Asset Management, Inc. (a wholly owned subsidiary of Belmont Trust Company, Inc.) as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belmont Asset Management, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
February 27, 2007

Belmont Asset Management, Inc.

Statement of Financial Condition
December 31, 2006

ASSETS		
Cash and cash equivalents	$	1,435,505
Restricted deposit with clearing broker		100,000
Receivable from clearing broker		1,646
Investment advisory fees receivable, net of allowance for doubtful accounts of $5,000		451,652
Investment in limited partnership (Note 3)		623,774
Furniture, equipment and leasehold improvements, at cost, $109,558 net of accumulated depreciation of $101,115		8,443
Other assets		47,328
Total assets	$	2,668,348

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued referral and intermediary fees	$	81,678
Accounts payable and accrued expenses		214,051
Accrued income taxes (Note 5)		113,375
Deferred tax liability (Note 5)		22,913
Total liabilities		432,017
Stockholder's equity:		
Common stock - no par value, Series A shares, 91 shares authorized and issued and 73 shares outstanding		1,802,669
Treasury stock		(478,135)
Additional paid-in capital		81,905
Retained earnings		829,892
Total stockholder's equity		2,236,331
Total liabilities and stockholder's equity	$	2,668,348

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions on securities transactions	$ 440,769
Investment advisory fees	1,975,484
Interest and dividends	50,845
Referral fees	71,311
Realized gain on sale of investment	7,615
Net change in unrealized appreciation of investment	77,129
Other	26,375
	2,649,528
Expenses:	
Employee compensation and benefits	1,024,883
Clearing fees	261,342
Data processing	70,164
Quotation/research fees	88,089
Referral fees	715,235
Occupancy	100,489
Legal and professional fees	128,375
Other operating expenses	136,472
	2,525,049
Income before income taxes	124,479
Income tax expense	(43,470)
Net income	$ 81,009

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 1,802,669	$ (478,135)	$ 81,905	$ 748,883	$ 2,155,322
Net income	-	-	-	81,009	81,009
Balance at December 31, 2006	**$ 1,802,669**	**$ (478,135)**	**$ 81,905**	**$ 829,892**	**$ 2,236,331**

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 81,009
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,327
Unrealized gain on investment	(77,129)
Allowance for doubtful accounts	(2,000)
Deferred tax liability	25,044
Change in assets and liabilities:	
Decrease in receivable from clearing broker	10,344
Decrease in investment advisory fees receivable	214,097
Decrease in other assets	17,895
Decrease in accounts payable, accrued expenses, and accrued referral and intermediary fees	(7,046)
Increase in accrued income taxes	18,426
Net cash provided by operating activities	283,967
Cash flows from investing activities:	
Investment in limited partnership	(11,799)
Net cash used in investing activities	(11,799)
Net increase in cash and cash equivalents	272,168
Cash and cash equivalents at beginning of year	1,163,337
Cash and cash equivalents at end of year	$ 1,435,505

The accompanying notes are an integral part of the financial statements.

Note 1. Organization

Belmont Asset Management, Inc. (the Company) (originally referred to as Belmont Securities, Inc., prior to name change on January 19, 2004) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Belmont Trust Company, Inc. (Belmont). The Company maintains an office in Dallas, Texas.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are introduced on a fully disclosed basis through contractual agreements with clearing brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant risk.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets (five years). Leasehold improvements are amortized over the shorter of the useful life or lease period.

Investment Advisory Fees Receivable

Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of each quarter.

Commissions on Securities Transactions

Commissions and related expenses related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards (if any). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax returns filed by Belmont. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which the Company will be required to adopt during the year ending December 31, 2007. FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. This interpretation also provides guidance on derecognition, classification, and expanded disclosure requirements. The Company is currently in the process of assessing the impact that FIN 48 will have on its financial statements.

Note 3. Investment in Limited Partnership

The Company is a limited partner in the "Agreement of Limited Partnership for Belmont Enhanced Income Fund, Ltd." with Belmont Global Capital Partners, Inc. being the General Partner. The Company contributed property and cash to the partnership. The partnership invests in marketable securities and other investments which are marked to market at the end of each month by the General Partner and each partner's capital position is reported to them. Changes in value are reflected in the results of operations. At December 31, 2006, the accompanying statement of operations include an unrealized gain of $77,129 related to this investment.

Note 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2006, the Company had net capital of $1,321,271, which was $1,292,493, in excess of its required net capital of $28,778. The Company's ratio of aggregate indebtedness to net capital was 32.7% at December 31, 2006.

On November 15, 2005, the Company requested the NASD to reduce its minimum capital requirement from $250,000 to $5,000. As a result, the Company will no longer receive from clients or hold for clients cash or securities. This action was approved by the NASD in 2006.

Note 5. Income Taxes

The income tax provision is comprised of the following components as of December 31, 2006:

Current	$	18,426
Deferred		25,044
	$	43,470

The tax provision for financial reporting purposes does not differ materially from amounts computed by applying the U.S. statutory tax rate to pretax accounting income.

Note 6. Commitments

The Company leases office equipment and facilities under noncancelable operating leases expiring through 2009. At December 31, 2006, future minimum payments under these operating leases are as follows:

2007	$	105,776
2008		105,776
2009		104,455
	$	316,007

Total rent expense for 2006 under all operating leases was $105,904, of which $100,489 is reported as occupancy fees and $5,415 as other operating expense in the statement of operations.

Note 7. Related Party Transactions

The Company has a 2.199807% ownership interest in Belmont Enhanced Income Fund Ltd., a related party. At December 31, 2006 the fair value of the partnership interest was $623,774 as reported by the General Partner (Belmont Global Capital Partners), also a related party, which is recorded as an investment in the accompanying statement of financial condition.

In 2006, the Company generated revenues related to advisory fees charged to Belmont Trust Company, Inc., and affiliate, in the amount of $318,300, which are included in the investment advisory fees in the accompanying statement of operations. The Company has recorded a receivable related to such fees in the amount of $73,412 at December 31, 2006.

Belmont Group, Inc. provides all payroll and compensation services for the Company. The Company reimbursed Belmont Group, Inc. for all such expenses which totaled $1,008,010 for 2006. Fees in the amount of $24,000 were charged for these services and other general and administrative services during 2006 and are included in other operating expenses.

Note 8. Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual contribution and are charged against income as incurred, amounted to $14,166 during 2006.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's compensation. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's contribution bears to the total contributions of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

Note 9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

Financial instruments recorded at fair value on the Company's statement of financial condition include cash and cash equivalents, deposits with brokers and investments. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

Belmont Asset Management, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Net capital:		
Total stockholder's equity from statement of financial condition		$ 2,236,331
Less non-allowable assets:		
Investment advisory fees		(201,829)
Furniture, equipment and leaseholds		(8,443)
Other assets and partnership investment		(671,102)
Total non-allowable assets		(881,374)
Net capital before haircuts on securities positions		1,354,957
Haircut on money market funds		(13,686)
Other deductions and charges		(20,000)
Net capital		1,321,271
Computation of basic net capital requirement:		
Minimum net capital required	(28,778)	
Minimum dollar net capital requirement of the Company	(5,000)	
Net capital requirement		(28,778)
Excess net capital		$ 1,292,493
Aggregate indebtedness		$ 432,017
Ratio of aggregate indebtedness to net capital		32.7%

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2006, filed on January 26, 2007.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2006

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating To Possession Or Control Requirements Under Rule 15c3-3
December 31, 2006

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Belmont Asset Management, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
February 27, 2007

END